ETF INVESTING

Crude Realities

Performance questions raise concerns over new oil ETFs

By John Spence, MarketWatch.com

Last Update: 9:23 AM ET Apr 23, 2007

(This is an update to correct the name of Claymore MacroShares.)

BOSTON (MarketWatch) -- Exchange-traded funds and their investors may be straying well outside their comfort zones by wandering into complicated commodities and derivatives markets, judging by concerns swirling around new products designed to track oil prices.

The tumult is another warning sign that as ETFs get more complex and target new areas of the market, investors need to understand exactly what they're buying.

Some observers have raised serious questions about the pricing and performance of ETF-like instruments billed as giving investors exposure to crude oil.

However, backers of these financial products say that returns reflect the reality of a market environment for oil known as "contango," in which longer-dated futures are more expensive than near-month contracts. The ETFs are losing money on the trade, but that's the cost of investing in commodities via futures markets, they say.

Justified or not, United States Oil Fund (USO: 51.32, +0.93, +1.8%), the oldest and largest such ETF, has drawn much of the fire. Launched about a year ago, it's set up as a commodity pool with tradable shares listed on the American Stock Exchange.

Its investment objective is to reflect changes in the spot price of West Texas Intermediate light, sweet crude oil delivered to Cushing, Okla., minus expenses. The fund also pays a yield from the Treasury bonds it holds as collateral for the futures contracts.

The fund has a management expense ratio of 0.5%, according to the prospectus, and is managed by Victoria Bay Asset Management LLC. One of the portfolio managers, Nicolas Gerber, is the founder of investment adviser Ameristock Corp.

A new exchange-listed product called "MacroShares" designed to provide exposure to the price movement of oil, without actually investing the commodity, has also attracted the attention of critics for premiums and discounts relative to net asset value.

Give and take

There have been several media stories about how U.S. Oil Fund last year fell harder than the spot price of crude oil.

According to the ETF's latest 10-K report, from April 10, 2006 through the end of the year, the ETF declined by 23% while the spot price of crude oil for immediate delivery fell 11.2%.

But industry insiders claim the comparison isn't appropriate. The spot price investors typically see in the news is quoted for immediate delivery, they note, while the ETF invests in futures and continually "rolls" the contract to maintain exposure to oil. In other words, the product's structure is sound and the problem stems from misunderstandings about how futures markets work, they argue.

Aside from the price movement of oil, U.S. Oil Fund and similar ETFs factor in issues such as future price expectations, supply and demand, and the costs of storing oil. This is because the ETF periodically rolls out of the current near-month contract and into the next month, rather than taking physical delivery of the commodity.

In contrast, precious-metals ETFs such as StreetTracks Gold Shares Shares (GLD: 67.89, +0.16, +0.2%) and iShares Silver Trust (SLV: 137.46, +0.36, +0.3%) hold gold bullion, but this approach isn't feasible for most commodity ETFs such as oil because of the storage costs. Hence the use of futures.

When oil-futures markets are in contango as they are now, investors lose money on the roll trade. Conversely, they may profit in the opposite situation when longer-dated futures are cheaper, called "backwardation." Heavy contango may at times indicate a market perception of oversupply.

John Hyland, a portfolio manager for U.S. Oil Fund, declined to be interviewed for this story, citing the regulatory quiet period surrounding the launch of a similar product tied to natural gas, United States Natural Gas Fund (UNG: 51.56, +0.47, +0.9%) , which listed on the Amex last week.

Greg Newton, a blogger at NakedShorts who's addressed this topic, said the situation in the oil ETF is "an understanding problem" for investors rather than an inherent structural flaw. Still, he said the fund is "getting killed on contango," especially around the roll dates.

Last year, a broad-based commodities ETF, PowerShares DB Commodity Index Tracking Fund (DBC: 25.85, +0.50, +2.0%) , altered its strategy to fight the corrosive effect of contango and give it more flexibility in how it rolls the futures contracts.

Other ETF-like commodity products designed to track oil appear to have been hit by contango as well.

Barclays manages an "exchange-traded note" called iPath Goldman Sachs Crude Oil Total Return Index ETN (OIL: , , ) . PowerShares DB Oil Fund (DBO: , , ) invests in light, sweet crude oil futures, but it doesn't automatically roll into the near-month contract at expiration like most competing products, in an effort to mitigate the effects of contango.

Philippe Comer, director of commodity investor solutions at Barclays Capital, said commodity indexes have three sources of return: the price return, the roll yield and the collateral (Treasury) yield.

In times of contango, the roll yield becomes negative, which lowers overall performance.

MacroShares draw fire

Typically, ETF share prices trade close to net asset value because the "authorized participants" responsible for making markets in ETFs can profit by arbitraging any differences if they can hedge the portfolio. But that hasn't been the case with MacroShares.

In late 2006, MacroMarkets LLC and Claymore Securities Inc. partnered to introduce a new type of exchange-listed security designed to allow investors to take positions in oil. MacroShares are issued in pairs called "up" and "down," and have been compared to total return swaps.

Without buying oil futures, Claymore MacroShares Oil Up Tradeable Shares (UCR: 72.10, +0.46, +0.6%) is designed to rise in value when crude prices move up. Meanwhile, Claymore MacroShares Oil Down Tradeable Shares (DCR: 48.85, -0.27, -0.5%) is geared to profit when oil prices fall.

The funds hold Treasury bills and pledge to compensate each other based on changes in the settlement price of the Nymex Division light sweet crude oil futures contract. See related ETF Investing.

The products, which pay out income from the Treasurys, have been marketed as allowing investors to get exposure to an index without taking actual ownership of the asset.

Yet some observers have been surprised by the premiums and discounts that have broken out in the MacroShares. During the first few weeks of trading, the shares traded relatively close to net asset value, but starting in late December the "up" oil product saw premiums to NAV much as 5%, according to data supplied by Claymore.

During April, the "up" product saw premiums stretch as high as 9%, while the corresponding "down" shares experienced similar discounts.

"We've said all along that ours is whole new structure," said Bob Tull, managing director at MacroShares.

He said the premiums and discounts are partly the result of more demand for the bullish "up" shares relative to the bearish "down" version. Expanding contango and the absence of the single authorized participant during the Christmas holiday added fuel to the fire, Tull added, but more specialists are looking after the products now.

Additionally, because of the unique paired structure of the MacroShares, authorized participants and specialists appear to be having greater difficulty arbitraging away the premiums and discounts. MacroShares can only be created and redeemed in pairs.

"There's no way to capitalize on the premiums and/or discounts on one side of the ledger through arbitrage: you might 'profit' from the up shares that trade at a premium, but you'd lose an equal amount on the down shares that sell at a discount," wrote Jim Wiandt and Matt Hougan in an article for industry publication Journal of Indexes.

"MarcroShares have premiums and discounts similar to closed-end funds," said blogger Newton.

"They seem to be built around the idea of efficient markets, but they're not at any given moment," he said. Part of the problem appears to be "nobody putting up money to arbitrage" the premiums and discounts, Newton said.

Contango is another factor behind the premiums and discounts, the managers say, because the products' benchmark periodically rolls into the next month's Nymex futures contract. Therefore, investors are pricing in the anticipated NAV change ahead of time, which causes the share prices to deviate before the roll date -- generally the eleventh business day of the month. As a result, the share prices may reflect some of the market's longer-term views on oil.

Greg Drake, managing director of product development at Claymore, said the premiums and discounts tend to widen around the middle of the month when the products' benchmark rolls into the next month's futures contract. He said this is due to investors and traders anticipating the NAV change before it actually happens.

Said Drake, "People are looking at the next month's futures contract and starting to price [it] into the market price of the MacroShares."

John Spence is a reporter for MarketWatch in Boston.

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Down Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.